

December 22, 2020

Adrian Murray
General Counsel
4D Pharma PLC
5th Floor, 9 Bond Court
Leeds
LS1 2JZ
United Kingdom

> **Re: 4D Pharma PLC**
> **Registration Statement on Form F-4**
> **Filed on November 25, 2020**
> **File No. 333-250986**

Dear Mr. Murray:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4, Filed on November 25, 2020

Cover Page

1. Please revise the cover page to clarify that the price per ADS will be determined based on the market price of 4D Pharma's ordinary shares on AIM, and provide the market price as of the latest practicable date. See Item 501(b)(3) of Regulation S-K.

Questions about the Merger, page 20

2. Please add a question and answer explaining to Longevity shareholders why Longevity is diverging from the structural approach to a combination outlined in its IPO prospectus, which stated: "We anticipate structuring our initial business combination so that the post-

transaction company in which our public shareholders own shares will own or acquire substantially all of the equity interests or assets of the target business or businesses." Please also note that Longevity initially intended to focus on businesses in China, and that 4D Pharma is headquartered in the UK.

How will the Longevity Initial Insiders vote in connection with the Longevity Proposals?, page 21

3.   We note your statement on page 21 and elsewhere that the SPAC Sponsor owns approximately 47.6% of Longevity's outstanding common shares. We also note your disclosure in footnote 2 on page 225 that this amount excludes shares underlying units received by the SPAC Sponsor in the private placement consummated simultaneously with the Longevity IPO. Please advise us whether the shares underlying the private placement units may be voted in connection with the merger, and if so, revise your disclosure to state the total percentage of shares the SPAC Sponsor will vote in favor of the transaction pursuant to the Voting Agreement. If the shares underlying the units may not be voted, please clarify.

In addition, we note your disclosure on page 21 that the Longevity Initial Insiders, defined as the former and existing directors and officers of Longevity at the consummation of the IPO, have agreed to vote all shares owned by them in favor of the business combination. We also note your statement at the bottom of page 24 that the Longevity Initial Insiders own 47.6% of the outstanding shares; however, this is the same amount purportedly held by the SPAC Sponsor, Whale Management Corporation. Please revise to clarify the percentage of outstanding shares held by the Longevity Initial Insiders, then provide the total held by both the Longevity Initial Insiders and the SPAC Sponsor together which are to be voted in favor of the transaction. If this amount is more than the 50% vote required to approve the transaction, please clearly state this throughout the document where the required vote is discussed.

What happens if a substantial number of Longevity Public Shareholders vote in favor of the Longevity Merger Proposal..., page 23

4.   We note the following statement on page 23: "Such backstop commitment, if executed, may prevent substantial redemption, or at least reduce the number of redeemed Longevity Public Shares." Please explain how the backstop commitment will actually prevent shareholders from exercising their redemption rights. If this is not the case and the backstop investors will merely replace any funds used to pay shareholders requesting redemption, please clarify.

<u>After the Merger, how much equity interest of 4D Pharma will Longevity Shareholders own?,
page 25</u>

5.   We note your statement that Longevity shareholders are expected to own approximately
        17.7% of 4D Pharma, and 4D Pharma existing shareholders are expected to own
        approximately 82.3% of 4D Pharma immediately prior to the effective time, prior to the
        issuance of shares as financial advisor fees and 4D Pharma Shares that may be issuable to
        the backstop investors after closing relating to the exercise of existing Longevity warrants.
        Please revise to also provide the amount and recipient of the financial advisor fees and to
        provide the number of shares that existing Longevity warrants may convert into,
        disclosing the ownership split after these share issuances.

<u>Summary, page 31</u>

6.   We note that much of your Summary provides only cross-references to other sections of
        the document and does not actually summarize the information provided in those sections.
        Please revise the following to provide a substantive summary of the applicable material
        information: Material U.S. Tax Considerations; Comparison of Rights of Longevity
        Shareholders and 4D Pharma Shareholders; Selected Financial Data of
        Longevity; Selected Historic Financial Data of 4D Pharma; and Unaudited Pro Forma
        Condensed Combined Financial Information.

7.   With respect to the description of the Backstop Agreement on page 33, please revise page
        33 and elsewhere, as appropriate, to state the consideration payable under the Backstop
        Agreement, briefly describe the registration rights provided thereunder, and identify the
        Buyers, including whether such Buyers are current shareholders of either Longevity or 4D
        Pharma.

8.   We note the following statement on page 35 in relation to the Nasdaq notice of listing
        compliance deficiency: "Longevity was granted additional time until November 30, 2020
        to further supplement its plan of compliance to regain compliance with Minimum Public
        Holders Rule." Please update this disclosure to provide the current status.

<u>Comparative Market Price and Dividend Information, page 36</u>

9.   Please provide the market value of Longevity's securities pursuant to Item 3(g) of Form F-
        4.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 97</u>

10.   You disclose that the merger will be accounted for as a recapitalization through an asset
        acquisition. Please revise Note 1 to the pro forma information on page 101 to clarify
        who will be treated as the accounting acquirer and to explain your accounting basis for
        that conclusion. Refer to the guidance outlined in ASC 805-10-55-11 through ASC 805-
        10-55-15.

11. Regarding your discussion of the backstop agreement on pages 97 and 98, please disclose, if true, that the pro forma combined financial information would not change in the event of redemptions and related purchases by the backstop investors. Alternatively, please provide alternate pro forma financial information for this scenario.

Longevity Proposal 1: The Merger, page 109

12. On page 111 you state "In October 2018, Longevity engaged several consultants in China with strong professional backgrounds in audit, investment banking and capital markets to support its management team." Please provide the names of these consultants as well as the names of the financial advisors referenced for each of Company C and Company D.

13. On page 111 you state that Longevity provided an initial non-binding indication of interest to 12 potential acquisition targets. Please briefly provide more detail concerning these companies aside from the four companies described on pages 111-112, including the industry such targets operate in and reason for terminating the negotiations.

14. Please revise page 113 to provide additional detail concerning why the negotiations with Party 3 were terminated. Additionally, you disclose on page 113 that the Takeover Panel informed you that it consented to your approach of five potential reverse merger candidates but you only mention three candidates in your discussion. Please provide details for the other two candidates.

15. Please revise your disclosure regarding the negations between 4D Pharma and Longevity on page 117 to provide greater detail as to the material issues discussed and key negotiated terms, including how the minimum cash condition and merger consideration were determined. We also note your statement on page 117 that "4D Pharma verbally agreed with Chardan to revise the existing terms of arrangement such that in lieu of cash and equity payments under the existing engagement letters with each of Longevity and 4D Pharma that Chardan would instead receive shares of the combined company as its sole advisory fee (with a total current value that is less than the aggregate that would have been payable under the two prior engagement letters) in connection with the transaction." Please also revise to state the amount of shares Chardan will receive for its services and whether Chardan will be locked up.

Background of the Merger, page 110

16. Please clarify whether the boards of directors obtained fairness opinions in connection with the business combination. If not, please expand your disclosure, where applicable, to include the processes employed by the boards of directors of both 4D Pharma and Longevity to assess the value of the potential transactions outlined in this section, including how each board determined that the final valuation, and consideration to be received in the transaction, was fair. In addition, if no fairness opinion was obtained please include a risk factor to this effect.

Material Tax Consequences, page 137

17.   We note your disclosure that the transaction should qualify as a "reorganization" within the meaning of Section 368 and no gain or loss generally should be recognized by U.S. Holders. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 of Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax treatment of the share exchange and merger, counsel's opinion should discuss the degree of uncertainty.

Business of 4D Pharma
Overview, page 157

18.   We note your statements on page 157 and elsewhere comparing your LBP candidates to small molecules or biologics. Please revise to clarify how your product candidates are distinguishable from biologics.

19.   We note the following statement on page 157: "Over recent months, our approach has been validated by our demonstration of signals of clinical efficacy of our therapeutic candidates in both oncology and gastrointestinal disease." Please revise this statement and all similar statements throughout your proxy statement/prospectus to remove implication that your product candidates are safe or effective, as these determinations are solely within the authority of the FDA and comparable regulatory bodies.

As a non-exhaustive list for illustrative purposes only, we note the following disclosures:
- "These factors, deriving from the inherent safety of LBPs, significantly reduce the cost and time to generating meaningful in-patient clinical data for our therapeutic candidates."
- "The Phase 1b clinical trial demonstrated that Thetanix was safe and well tolerated and indicated preliminary signals of clinical activity."
- "Distinct safety advantages of LBPs…. we have observed highly attractive safety profiles in all of our clinical studies conducted to date."
- "MRx0518 is now being assessed in three separate clinical trials, and has delivered the first positive proof-of-concept data showing preliminary efficacy of a Live Biotherapeutic in a cancer setting."
- "To the best of our knowledge, we, through this data, delivered the first ever clinical signals of efficacy in the treatment of cancer using LBPs."
- "During Part A of this clinical trial, MRx0518 demonstrated a highly favorable safety profile…."
- "Highly encouraged by the excellent safety profile and signals of clinical activity observed so far with MRx0518…"
- "The clinical trial demonstrated that Blautix was safe and well tolerated...."

- "We have demonstrated the efficacy of Thetanix in multiple pre-clinical models of IBD. The data, published in the journal Inflammatory Bowel Diseases, showed that Thetanix demonstrated strong efficacy on the primary readouts in two different preclinical models with relevance to Crohn's disease…"
- "Studies in a murine model of severe neutrophilic asthma show that MRx-4DP0004 was highly effective at protecting mice against lung inflammation."

Figure 1 — 4D Pharma's pipeline of LBP therapeutic candidates, page 158

20.   We note your statement on page 158 that the MRx0518 Phase I/II trial is in combination with Keytruda, please indicate such in the pipeline table on pages 158 and 165 given the arrow shown for MRx0518 extends to Phase II and your other trials for MRx0518 are Phase I.

Immuno-oncology Portfolio, page 165

21.   Please state the number of subjects in your Phase I clinical trial of MRx0518 as a neoadjuvant monotherapy in patients undergoing surgical resection of solid tumors.

22.   We note the p-values shown in Figure 5 on page 167. Please revise to provide a brief explanation of the p-values shown, how p-values are used to measure statistical significance and how statistical significance relates to FDA approval.

23.   We note your references to "first-, and best-in-class" LBPs on page 160. This term suggests that 4D Pharma's product candidates are effective and likely to be approved. Accordingly, please revise to balance these statements and provide context concerning the development and regulatory status of your product candidates and uncertainties concerning approval and whether it will be first in class in the future. Alternatively, please revise to delete these references throughout your registration statement.

Gastrointestinal Disease Portfolio, page 175

24.   Please provide additional details concerning the Phase 1b trial of Blautix on page 175, including the number of subjects, duration of the trial and p-values.

25.   Please provide p-values for the Thetanix Phase 1b trial mentioned on page 176.

Respiratory Disease Portfolio, page 177

26.   Please replace the graphics on page 178, which are stretched horizontally, and generally ensure all graphics throughout the proxy statement/prospectus have a legible font size. See for instance Figure 18 on page 180.

27.   Please provide additional details concerning the Phase I/II trial of MRx-4DP0004 in patients with partly controlled asthma on page 178, including the number of subjects and duration of the trial, and, with respect to the UK Phase II trial for patients with COVID-19, also include the endpoints of the study.

<u>Intellectual Property, page 185</u>

28.   Please revise page 186 to provide the number of patents in your patent portfolio, the specific products, product groups and technologies to which such patents relate, whether the patents are owned or licensed, the type of patent protection, expiration dates for such patents on an individual basis and the jurisdiction covered by each patent.

<u>Collaborations, page 186</u>

29.   Please revise page 186 to state the amount of funding provided to date and the total you are committed to provide to MD Anderson under your collaboration agreement. With respect to the research collaboration and option to license agreement with Merck, please state the term of the research collaboration period and the royalty term if Merck exercises an option under the agreement.

<u>Results of Operations, page 206</u>

30.   Please disclose the research and development costs incurred during each period presented for each of your key candidates. If you do not track your research and development costs by candidate, please disclose that fact and explain why you do not maintain and evaluate research and development costs by candidate.

<u>Beneficial Ownership of Securities and Certain Relationships and Related Peron Transactions, page 225</u>

31.   Please revise the beneficial ownership table for 4D Pharma on page 226 to identify the natural person or persons who have voting and/or investment control of the shares held by Hargreaves Lansdown Asset Management and Interactive Investor Trading.

32.   We note the SPAC Sponsor promissory note mentioned on page 228 and your discussions of various promissory notes and other debt instruments involving the SPAC Sponsor on pages 147 and 153-154. Please revise page 228 to clearly state the aggregate amount of debt currently held by the SPAC Sponsor, whether promissory notes, convertible notes or loans, how much cash will be payable upon Closing in repayment of such debt and how many shares any such obligations could convert into.

<u>Description of 4D Pharma American Depositary Shares, page 241</u>

33.   We note that the forum selection provision in the deposit agreement identifies state and federal courts in New York, New York as the exclusive forum for "any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transaction contemplated thereby." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations

thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Please also include a risk factor discussing any uncertainty regarding enforceability and clearly describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

Exhibits

34.   Please file the Longevity Insider Letter Agreement, dated August 28, 2018, as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Bradley Finkelstein, Esq.